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[WACHTELL, LIPTON, ROSEN & KATZ LETTERHEAD]

February 10, 2006

VIA EDGAR

Jeffrey B. Werbitt
Attorney-Advisor
Office of Mergers & Acquisitions
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Publicis Groupe S.A. Schedule 13E-3/TO Filed January 17, 2006, as amended January 31, 2006 and February 8, 2006 File No. 05-78159

Dear Mr. Werbitt:

        On behalf of Publicis Groupe S.A. ("Publicis" or the "Company"), set forth below are the responses of Publicis to the comments of the staff of the Division of Corporate Finance (the "Staff"), regarding its above-referenced Tender Offer Statement and Rule 13e-3 Transaction Statement under cover of Schedule TO (the "Schedule TO") which you provided in a letter dated and delivered on February 3, 2006 and a letter delivered on February 8, 2006.

Division of Corporate Finance
February 10, 2006

        For your convenience, the text of the Staff's comments is set forth in bold text followed by the responses of Publicis.

Part I: Responses to Letter Delivered on February 3, 2006

Offer to Purchase

Special Factors, page 7

1.    Background of this Offer, page 7

1.
We refer you to prior comment 7. Please continue to expand the background of the transaction to describe all discussions, meetings, negotiations, and contacts among your supervisory board, management and/or third parties. We remind you to identify the participants of each discussion, meeting, or contact, the date of each discussion or meeting, and the individuals and/or entities that initiated the contact. For additional guidance, refer to the following:

  Response: The Company notes the Staff's comment and has revised "Item 13. Information Required by Schedule 13e-3—I. Purposes, Alternatives, Reasons and Effects in a Going-Private Transaction" of the Schedule TO in response to the Staff's comment.

  •
  Expand to clarify when the company determined to pursue the simplification plan.

  Response: The Company has revised "Item 13. Information Required by Schedule 13e-3—I. Purposes, Alternatives, Reasons and Effects in a Going-Private Transaction" of the Schedule TO in response to the Staff's comment.

  •
  Please discuss in greater detail why the supervisory board first considered the possibility of repurchasing your Warrants and explain how it fit within Publicis overall plan to simplify the balance sheet and capital structure of Publicis. What were the perceived benefits of repurchasing the Warrants? Also, clarify why the supervisory board decided not to proceed with a tender offer for the Warrants at the meeting held on December 7, 2004.

  Response: The Company has revised the Schedule TO "Item 13. Information Required by Schedule 13e-3—I. Purposes, Alternatives, Reasons and Effects in a Going-Private Transaction" of the Schedule TO in response to the Staff's comment.

  •
  Please revise to briefly explain the purpose of the "Strategic Alliance Executive Group" and its role within the structure of Publicis. What authority does this group have to discuss matters such as the repurchase of warrants with Dentsu. Did Publicis supervisory board reconsider the repurchase of the Warrants prior

Division of Corporate Finance
February 10, 2006

  to the Strategic Alliance Executive Group's meeting with Dentsu? What prompted the Strategic Alliance Executive Group and/or the supervisory board to revisit the possibility of conducting a tender offer to repurchase Publicis' Warrants on or around September 6, 2005? It appears from your disclosure that the reasons for going private have existed for several years.

  Response: The Company notes the Staff's comment and has revised "Item 13. Information Required by Schedule 13e-3—I. Purposes, Alternatives, Reasons and Effects in a Going-Private Transaction" of the Schedule TO in response to the Staff's comment.

  •
  Expand to clarify how the board determined the per Warrant price. Please refer to Item 1015(b)(5) of Regulation M-A.

  Response: The Company notes the Staff's comment and has revised "Item 13. Information Required by Schedule 13e-3—I. Purposes, Alternatives, Reasons and Effects in a Going-Private Transaction" of the Schedule TO in response to the Staff's comment.

2.
We note that your response to prior comment 8. However, it remains unclear whether you have provided a materially complete summary of Morgan Stanley's discussion with your directors of "various price models and methodologies and certain financial analysis" regarding the proposed offer price for the Warrants discussed on page 9. Also, while we note the description on pages 19 to 23 of two valuation methodologies used "with the assistance of Morgan Stanley" and of financial analyses not used, it is unclear whether you have summarized all the presentations and analyses provided by Morgan Stanley (such as any binomial valuation models). Further, it would be helpful to describe the "assistance" provided by Morgan Stanley. We remind you that each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Please revise your disclosure accordingly.

  Response: The Company supplementally advises the Staff that the roles of Ricol, Lasteyrie & Associés and Morgan Stanley performed in connection with the offer were quite different. Ricol, Lasteyrie & Associés was engaged by the Company to prepare and deliver a report to the Company as an independent appraiser with respect to the financial terms of the offer. Its report is reproduced in its entirety in "SPECIAL FACTORS—4. Financial Analysis of This Offer—Report of the Independent Expert on the Offer Consideration" of the Offer to Purchase. In contrast, Morgan Stanley was engaged by the Company to perform other services in connection with this offer. Specifically, Morgan Stanley is acting as the presenting bank for the offer in France and as the U.S. dealer manager in the offer. In addition, Morgan Stanley is acting as a financial advisor to the Company advising the Company with respect to certain issues related to the offer. In this

Division of Corporate Finance
February 10, 2006

  regard, Morgan Stanley has discussed methodologies for use in analyzing the financial terms of the offer and performed certain calculations for the Company in connection with the offer, including with respect to the historical price of the Warrants and the Black-Scholes valuation of the Warrants. In addition, as further disclosed in "SPECIAL FACTORS—4. Financial Analysis of This Offer—Financial Analysis included in French Offer Document (note d'information)—Financial Analysis of the Offer Price" of the Offer to Purchase, the Company considered whether to use and determined not to use a binomial valuation model and a net book value model of the Warrants for the reasons set forth in such section of the Offer to Purchase. The Company confirms that the disclosure contained in "SPECIAL FACTORS—4. Financial Analysis of This Offer—Financial Analysis included in French Offer Document (note d'information)—Financial Analysis of the Offer Price" of the Offer to Purchase summarizes all of the material advice as to the financial terms of the offer given by Morgan Stanley for the Supervisory Board and Management Board to consider in their determination of the offer price.

3.    Fairness of This Offer, page 10

3.
We refer you to prior comment 12 and note that you believe that the Black-Scholes pricing model is the most appropriate method of determining the value of the Warrants. Please revise to disclose whether the Black-Scholes pricing model you refer to was performed by your board and/or management and whether it is the analysis disclosed in the "Financial Analysis of This Offer." Also, expand your disclosure to more completely describe the basis for your advisory board's belief that the Black-Scholes pricing model supports its conclusion that this offer is fair to your unaffiliated Warrant holders. For example, the disclosure regarding your substantive fairness determination should include a discussion of the theoretical value of a Warrant at December 30, 2005 pursuant to the Black-Scholes model.

  Alternatively, if your board relied on the analysis of Ricol, Lasteyrie & Associés and/or Morgan Stanley, it must expressly adopt the conclusion and analyses of the party that performed the Item 1014(b) analysis in order to fulfill its disclosure obligation. If you intend to adopt the analysis of your financial advisor, please specifically disclose and explain the basis for your decision in light of the fact that it does not appear that Ricol, Lasteyrie & Associés opined on the fairness of this transaction to your unaffiliated Warrant holders.

  Response: The Company supplementally advises the Staff that a Black-Scholes pricing model was performed on behalf of the Company by Morgan Stanley and is as disclosed in the "SPECIAL FACTORS—4. Financial Analysis of This Offer—Financial Analysis included in French Offer Document (note d'information)—Financial Analysis of the Offer Price" of the Offer to Purchase. As further described in our response to Comment 2 of Part I of this letter, Morgan Stanley assisted in performing these calculations as part of a number of services it provided to the Company in connection with the offer. In

Division of Corporate Finance
February 10, 2006

  addition, Ricol, Lasteyrie & Associés also performed a Black-Scholes analysis as part of its report, which is included in "SPECIAL FACTORS—4. Financial Analysis of This Offer—Report of the Independent Expert on the Offer Consideration" of the Offer to Purchase.

  The Black-Scholes model was a factor considered in determining the fairness of the offer. As described in "SPECIAL FACTORS—3. Fairness of This Offer" of the Offer to Purchase, the Supervisory Board weighed all factors considered relevant. Certain factors were positive and certain were negative. Some factors were not readily or easily quantifiable, in particular the relative illiquidity of the Warrants. Among other things, the Company considered that under certain assumptions regarding the volatility of the price of the Company's ordinary shares on December 30, 2005, a price of €9 for the Warrants was within the range of the theoretical values of the Warrants according to the Black-Scholes model. In particular, as set forth in "SPECIAL FACTORS—4. Financial Analysis of This Offer—Financial Analysis included in French Offer Document (note d'information)—Financial Analysis of the Offer Price" of the Offer to Purchase, the theoretical value of the Warrants ranged from €8.80 to €11.05 at volatilities ranging from 15% to 22.5%, and the historical volatility of the ordinary shares over various periods ending December 30, 2005 ranged from 9.76% to 18.64%. See "SPECIAL FACTORS—4. Financial Analysis of This Offer—Financial Analysis included in French Offer Document (note d'information)—Financial Analysis of the Offer Price—Theoretical Value of the Warrants" of the Offer to Purchase.

  The Company also supplementally advises the Staff that the analysis of Ricol, Lasteyrie & Associés was one of the factors described in "SPECIAL FACTORS—3. Fairness of This Offer" of the Offer to Purchase that were taken into account in reaching the fairness determination. However, the Company does not adopt the analysis of Ricol, Lasteyrie & Associés as its own.

4.
We note your response to prior comment 13 that Publicis will continue to be a reporting company, regardless of the results of this offer, and that this is a voluntary filing that does not require a security holder vote or result in a "freeze out" of any of your security holders. Nevertheless, your disclosure should address the procedural fairness of the transaction. See Item 1014(c), (d), and (e) of Regulation M-A. To the extent that any of these safeguards are not present, please provide the basis for making your fairness determination in the absence of the above referenced safeguards. Please refer to Question and Answer No. 21 in Exchange Act Release 17719. To the extent that the discussion in your response to prior comment 13 supports the board's determination that the transaction is procedurally fair despite the fact that the board has not implemented the safeguards set forth in Item 1014(c), (d) or (e), please revise to disclose.

Division of Corporate Finance
February 10, 2006

  Response: The Company has revised "Item 13. Information Required by Schedule 13e-3—II. Fairness of the Going-Private Transaction" of the Schedule TO in response to the Staff's comment.

Part II: Responses to Letter Delivered on February 8, 2006

Offer to Purchase

Special Factors, page 7

1.    Background of this Offer, page 7

1.
We refer you to comment 7 of our comment letter dated January 27, 2006 and comment 1 of our comment letter of February 3, 2006. Please expand your disclosure to address the following:

•
Please clarify why the supervisory board decided to focus on the early redemption of the Oceane 2018 and the issue of the Eurobond prior to proceeding with a tender offer for the Warrants.

  Response: The Company has revised "Item 13. Information Required by Schedule 13e-3—I. Purposes, Alternatives, Reasons and Effects in a Going-Private Transaction" of the Schedule TO in response to the Staff's comment.

  •
  Expand your disclosure to explain why the management board specifically proposed a price of €9 after reviewing the Black-Scholes valuation of the Warrants and the trading price volume history of the Warrants. For example, we note that the Black-Scholes valuation yielded a per Warrant value range from €8.80 to €11.05.

  Response: The Company has revised "Item 13. Information Required by Schedule 13e-3—I. Purposes, Alternatives, Reasons and Effects in a Going-Private Transaction" of the Schedule TO in response to the Staff's comment.

3.    Fairness of this Offer, page 9

2.
We note your response to prior comments 2 and 3. Your current disclosure remains unclear whether the analysis of the historical Market price of the Warrants and the Black-Scholes model discussed on pages 9 and 17 of the above referenced filing represent the analyses conducted by the Publicis board or whether it represents the analyses of Morgan Stanley. Please revise to clarify. If you are unable to assert that the analysis of the historical Market price of the Warrants and the Black-Scholes model are the board's, please adopt the analyses conducted by Morgan Stanley as

Division of Corporate Finance
February 10, 2006

  your own in order to fulfill your disclosure obligations required by Item 1014(b) of Regulation M-A. See also Instruction 2 to Item 1014 of Regulation M-A.

  Response: The Company has revised "Item 13. Information Required by Schedule 13e-3—II. Fairness of the Going-Private Transaction."

4.    Financial Analysis of This Offer Price, page 11

3.
We note your disclosure on page 17 that "Two valuation methodologies were used by us, with the assistance of Morgan Stanley to evaluate this offer price . . . ." Please revise to elaborate on your use of the word "assistance." In this regard, your disclosure should be clear as to the role that Morgan Stanley played in the development and analysis of the two valuation methodologies referenced.

  Response: The Company has revised "Item 13. Information Required by Schedule 13e-3—III. Reports, Opinions, Appraisals and Negotiations" of the Schedule TO in response to the Staff's comment.

*        *        *

        Should you require further clarification of the matters discussed in this letter or in the revised Schedule TO, please contact Elliott V. Stein or the undersigned at (212) 403-1000 (facsimile: (212) 403-2000).

Sincerely,
/s/ Joshua R. Cammaker
Joshua R. Cammaker
cc:
Jean-Michel Etienne
    Publicis Groupe S.A.

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